Exhibit 12.3
Ameren Illinois Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Nine Months Ended September 30,
2013
Earnings available for fixed charges, as defined:
Net income	$141,259
Tax expense based on income	93,148
Fixed charges (a)	101,734
Earnings available for fixed charges, as defined	$336,141
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$88,274
Estimated interest cost within rental expense	2,782
Amortization of net debt premium, discount, and expenses	10,678
Total fixed charges, as defined	$101,734
Ratio of earnings to fixed charges	3.30
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$2,267
Adjustment to pretax basis	1,495
$3,762

Combined fixed charges and preferred stock dividend requirements	$105,496
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.19

(a)	Includes interest expense related to uncertain tax positions.